Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND SECOND QUARTER JUNE 30, 2012 FINANCIAL RESULTS

Research Triangle Park, NC, August 11, 2012 — Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the second quarter ended June 30, 2012. All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

Eniluracil Clinical Trial

•	Enrollment in the Company's Phase II clinical trial for Metastatic Breast Cancer comparing the oral regimen of eniluracil + 5-fluorouracil (5-FU) and leucovorin (Treatment Arm 1; n=80) versus capecitabine (Xeloda®)(Treatment Arm 2; n=60) commenced on April 27, 2011. Patients who have disease progression in Arm 2 may crossover to take eniluracil plus 5-FU and leucovorin (Treatment Arm X). To date, the eniluracil plus 5-FU and leucovorin regimen has been generally well-tolerated and active in both Arm 1 and Arm X with 134 patients enrolled in the study. The Company anticipates that full enrollment of the Company’s Phase II clinical trial will be reached during the Company’s fourth quarter of 2012. Final data for progression-free survival is expected to be available during the second quarter of 2013.

Sodium Thiosulfate (STS) Update

•	The Company's Phase III trial of STS conducted by the Children Oncology Group (COG ACCL0431) completed enrollment of 135 pediatric patients, most of whom have diagnoses of one of five childhood cancers typically treated with intensive cisplatin therapy, including hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. Results are expected during 2013. STS has received orphan drug designation (ODD) in the US for the prevention of ototoxicity induced by platinum cancer chemotherapy in pediatric patients.

“I am very pleased with our steady progress toward reaching our enrollment objectives in the eniluracil study in the coming months. For STS, Dr. David Freyer and the COG team including all participating sites have done a tremendous job in fully enrolling this recruitment challenged study. Adherex does not anticipate the need for further funding until the data from both of these studies becomes available next year" said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Financial Update

The Company reported a net loss from operations of $1.2 million excluding the $0.6 million non-cash gain on derivatives for the second quarter ended June 30, 2012, compared to a net loss from operations of $0.6 million excluding the non-cash gain of $0.2 million in the same period in 2011. The increase in the net loss from operations excluding the non-cash impact of derivatives is primarily due to an increase in research and development expenses associated with the Company Phase II eniluracil trial.

Research and development expenses totaled $0.9 million for the second quarter ended June 30, 2012, as compared to $0.2 million in the same period in 2011. The increase in research and development expenses relates to the increased enrollment and ongoing clinical support of the Phase II eniluracil trial.

The Company reported a net loss from operations of $1.9 million excluding the $4.0 million non-cash gain on derivatives for the six month period ended June 30, 2012, compared to a net loss from operations of $1.6 million excluding the non-cash gain of $5.9 million in the same period in 2011. The increase in the net loss from operations excluding the non-cash impact of derivatives is primarily due to an increase in research and development expenses associated with the Company Phase II eniluracil trial offset by a decrease in general and administrative expenses.

Research and development expenses totaled $1.2 million for the six month period ended June 30, 2012, as compared to $0.5 million in the same period in 2011. The increase in research and development expenses relates to the increased enrollment and ongoing clinical support of the Phase II eniluracil trial.

Cash and cash equivalents totaled $3.6 million at June 30, 2012, compared to $5.3 million at December 31, 2011. At June 30, 2012, the Company had working capital totaling approximately $3.1 million. The decreased cash balance is the result of the Company’s operating expenses relating to the Phase II eniluracil study.

The selected financial data presented below is derived from our audited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended June 30, 2012 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

Interim Unaudited Consolidated Balance Sheets:	June 30, 2012	December 31, 2011
Assets:
Cash and cash equivalents	$3,586	$5,297
Other current assets	14	54
Total assets	$3,600	$5,351

Liabilities and stockholders’ equity:
Current liabilities	$449	$394
Derivative liabilities	1,106	5,077
Other long-term liabilities	-	-
Total stockholders’ equity	2,045	(120)
Total liabilities and stockholders’ equity	$3,600	$5,351

Interim Unaudited Consolidated Statements of Operations:	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	860	234	1,157	549
General and administrative	390	338	710	1,044

Loss from operations	(1,250)	(572)	(1,867)	(1,593)

Unrealized gain (loss)	645	225	3,971	5,905
Interest income and other	3	(1)	8	9

Net loss and comprehensive loss	$(602)	$(348)	$2,112	$4,321
Basic and diluted net loss per common share	$(0.02)	$(0.01)	$0.08	$0.17

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2011. Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Adherex Technologies Inc.

T: (919) 636-5144